For period ended 06/30/2012            Series 22, 23, 24, 25, 40, 41, 42,
File No. 811-7852                             43, 44, 45, 47, 48

Sub-Item 77Q1(e):  Exhibits
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The Board of Trustees of the USAA Mutual Funds Trust, at a Board meeting held on November 29, 2011 approved the transfer of certain services and related agreements, including investment advisory, subadvisory, administrative, and other related services agreements currently provided by USAA Investment Management Company (IMCO) to an affiliated, newly created and registered investment adviser, USAA Asset Management Company(AMCO).

Effective on or about January 1, 2012, and contingent upon the substantially simultaneous corporate closing, AMCO will serve as the investment adviser to USAA Mutual Funds Trust, including each series of the Trust as listed below upon appropriate regulatory approval and will provide investment management services to the USAA affiliated investment portfolios. IMCO believes that the new structure will allow for a better alignment and more efficient delivery of investment advisory services. These changes will not result in a change of control at the adviser, and shareholders will continue to receive the services of the same quality and character from AMCO as they previously received from IMCO.


S&P 500 Index Fund                        Extended Market Index Fund
Nasdaq-100 Index Fund                     Total Return Strategy Fund
Global Opportunities Fund                 Ultra Short-Term Bond Fund
Real Return Fund                          Target Retirement Income Fund
Target Retirement 2020 Fund               Target Retirement 2030 Fund
Target Retirement 2040 Fund               Target Retirement 2050 Fund